UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

WCI COMMUNITIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92923C104
(CUSIP Number)
January 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Scion Capital, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)☐
			(b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	Michael J. Burry
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0%
12.		Type of Reporting Person (See Instructions)	IN

Item 1(a).	Name of Issuer:

WCI Communities, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24301 Walden Center Drive
Bonita Springs, Florida 34134

Item 2(a).	Names of Persons Filing:

Scion Capital, LLC (“Scion”)

Michael J. Burry (“Michael Burry”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 20400 Stevens Creek Blvd., Suite 840, Cupertino, CA 95014.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2 and 3, of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Securities”)

Item 2(e).	CUSIP Number:

92923C104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.  The securities reflected in Items 5-9 and 11 of pages 2 and 3 of this Schedule are as of January 10, 2008.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   X  .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008	SCION CAPITAL, LLC By: /s/ Michael J. Burry Michael J. Burry, its Managing Member
MICHAEL J. BURRY /s/ Michael J. Burry Michael J. Burry

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 11, 2008	SCION CAPITAL, LLC By: /s/ Michael J. Burry Michael J. Burry, its Managing Member
MICHAEL J. BURRY /s/ Michael J. Burry Michael J. Burry